UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TheStreet.com, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
88368Q103
(CUSIP Number)

September 10, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 88368Q103	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Karen Cramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF	5	SOLE VOTING POWER 1,824,225
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,824,225
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,824,225
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 88368Q103	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

TheStreet.com, Inc.

(b)	Address of Issuer's Principal Executive Offices:

14 Wall Street, 15th Floor
New York, NY 10004

Item 2.

(a)	Name of Person Filing:

This statement is being filed by Karen Cramer with respect to the shares (the “Shares”) of the common stock, par value $0.01 per share, of the Issuer beneficially owned by her.

(b)	Address of Principal Business Office or, if none, Residence:

39 Hillcrest Avenue
Summit, NJ 07901

(c)	Citizenship:

Karen Cramer is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e)	CUSIP Number:

88368Q103

Item 3.

N/A.

Item 4.	Ownership

The percentages used herein are calculated based upon the 31,660,100 Shares issued and outstanding as of August 4, 2010, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as filed on August 6, 2010 with the Securities and Exchange Commission

As of September 10, 2010:

Karen Cramer.
(a)	Amount beneficially owned: 1,824,225
(b)	Percent of class: 5.8%
(c)	(i)	Sole power to vote or direct the vote: 1,824,225
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,824,225
(iv)	Shared power to dispose or direct the disposition: 0

CUSIP No. 88368Q103	13G	Page 4 of 5 Pages

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below the signatory certifies that, to be best of her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88368Q103	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2010

/s/ Karen Cramer
Karen Cramer